UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China SAR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

News Release

____________________________________________________________________________________

APPROVAL FOR LISTING ON THE NYSE

HONG KONG (May 25, 2007) . . . KHD Humboldt Wedag International Ltd. (the "Company") (Nasdaq: KHDH) is pleased to announce that as of May 24, 2007, the New York Stock Exchange, Inc. (the "NYSE") has approved the Company's application for the listing of its common shares without par value on the NYSE.

The Company is currently listed on the NASDAQ Global Select Market (the "NASDAQ"). The Company has given notice to NASDAQ of its intention to voluntarily terminate its listing on the NASDAQ and anticipates that its last day of trading on the NASDAQ will be June 15, 2007. Subsequently, it is expected that the Shares will commence trading on the NYSE on June 18, 2007 under the ticker symbol "KHD".

The Company's CEO Jim Busche commented, "The worldwide prestige of a New York Stock Exchange listing will be an advantage for us in dealing with customers and clients all over the world. We believe it will also be an advantage for our shareholders, and will bring better liquidity to our trading. We are pleased and honored to be joining the New York Stock Exchange."

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and mineral industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

Contact Information:	Allen & Caron Inc Joseph Allen (investors) (212) 691-8087 joe@allencaron.com or Len Hall (media) (949) 474-4300 len@allencaron.com	Rene Randall KHD Humboldt Wedag International Ltd (604) 683-8286 randall.r@khd.de

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, Chairman of the Board,

Chief Financial Officer and Secretary

Date: May 30, 2007

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